Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended
	March 31,		Year Ended December 31,
	2015	2014	2014	2013	2012	2011	2010
Income from continuing operations before income taxes	$115.9	102.3	462.0	374.2	290.8	244.8	184.7
Less undistributed earnings of equity method investments	$(6.7)	(5.1)	(40.8)	(30.7)	(27.6)	(25.5)	(20.6)
Plus distributed earnings of equity method investments	$4.3	3.0	15.5	10.8	23.6	9.2	9.9
Plus amortization of capitalized interest	$0.2	0.2	0.8	0.8	0.8	0.8	0.8

Income from continuing operations before undistributed earnings of equity method investments, amortization of capitalized interest, and taxes	$113.7	100.4	437.5	355.1	287.6	229.3	174.8

Plus:
Fixed charges:
Other interest expense (includes amortization of deferred financing costs)	$16.3	12.4	52.8	45.2	46.1	44.0	48.4
Debt discount amortization	$—	—	—	—	—	1.7	8.6
Floor plan interest expense	$10.1	11.1	46.1	43.1	38.0	26.6	32.4
Capitalized interest	$0.2	0.2	0.8	0.7	0.6	0.7	0.5
Interest factor in rental expense	$16.2	14.8	62.8	57.0	55.4	53.1	50.2

Total fixed charges	$42.8	38.5	162.5	146.0	140.1	126.1	140.1

Less:
Capitalized interest	$0.2	0.2	0.8	0.7	0.6	0.7	0.5

Earnings	$156.3	138.7	599.2	500.4	427.1	354.7	314.4

Ratio of earnings to fixed charges	3.7	3.6	3.7	3.4	3.0	2.8	2.2